FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Gold Fields Corona (BVI) Limited

Correspondence Address:

Falcon Cliff, Palace Road,
Douglas, Isle of Man, IM2 4LB,
British Isles.

P O Box 75, Douglas,
Isle of Man, IM99 1EP, British Isles

Tel: (+44 1624) 63 00 00
Fax: (+44 1624) 63 00 01

PRESS RELEASE

GOLD FIELDS LAUNCHES A VOLUNTARY OFFER TO ACQUIRE SHARES OF MINORITIES IN GOLD FIELDS LA CIMA IN PERU

Gold Fields Corona (BVI) Limited ("Gold Fields Corona"), a wholly owned subsidiary of Gold Fields Limited (NYSE and JSE: GFI) today announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A. (La Cima) that it does not already own.

Gold Fields Corona is offering 4.20 Peruvian Nuevos Soles (S/.) in cash for each La Cima common or investment share. The price would be adjusted after the dividend cut-off date (*fecha de corte)* for any dividends distributed during the term of the offer pursuant to a resolution to be approved at the La Cima shareholders meeting on 30 March 2011. Shareholders who accept the offer before the dividend cut-off date will receive S/. 4.20 per share, and accordingly will not be entitled to receive the dividend that would be paid by La Cima. Shareholders who accept the offer on or after the dividend cut-off date will receive S/. 4.20 per share, less the dividend to be approved at the shareholders meeting, which pursuant to the La Cima Board's proposal, would be S/. 0.138 per share. The offer will open on 21 March 2011, at market opening, and will be open for 20 trading days on the Lima Stock Exchange.

If the offer is taken up in full, the cost of the transaction will amount to S/. 1.16 billion (US$420 million). The offer price of S/. 4.20 per share is a premium of 32% over the current spot price of S/. 3.19 per common share and a 36% premium over the current spot price of S/. 3.08 per investment share. The offer price represents a 30% and a 34% premium over the six months average traded price of the common shares and investment shares respectively.

La Cima's share structure is made up of 1,257 million common shares with full voting rights and 176 million non-voting investment shares. Gold Fields Corona's offer is for 8% of the common shares it does not already own and for 100% of the investment shares. La Cima owns the Cerro Corona gold and copper mine in the Cajamarca district of Peru, which has gold-equivalent Mineral Reserves of 5.3 million ounces. It has been in production since 2008 and produces about 400,000 gold-equivalent ounces a year.

Nick Holland, Chief Executive Officer of Gold Fields Limited, said: "If our offer is successful we will be buying all or part of (if not all of the minorities sell their shares) the remaining approximately 19% of Cerro Corona, a world-class mine we know well and understand. If the offer is accepted in full, it gives us access to an additional 1 million ounces of long-life and low-cost reserves and an additional 76,000 ounces of gold-equivalent production a year.

"Through our cash offer La Cima shareholders are also getting a significant premium on what is a fairly illiquid stock," he added.

Mr Holland concluded: "This offer is consistent with our view that, where possible, we should own 100% of the assets in our portfolio."

ENQUIRIES:

Lima:
Carlos Farro, Credibolsa, +51-1 313-2909

Boston:
Willie Jacobsz, Gold Fields, +508-839-1188

Johannesburg:
Sven Lunsche, Gold Fields, +27-11-562-9763
Nikki Catrakilis-Wagner, Gold Fields, +27-11-562-9706

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 22 March 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs